EXCEL TRUST, INC.

17140 Bernardo Center Drive, Suite 300

San Diego, California 92128

April 19, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Gupta Barros

Re:	Excel Trust, Inc.

Registration Statement on Form S-11 (SEC File No. 333-164031)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Excel Trust, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 3:00 p.m., Eastern time, on April 21, 2010 or as soon thereafter as practicable.

The Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Latham & Watkins LLP, confirming this request. If you have any questions regarding the foregoing, please call Craig M. Garner at (858) 523-5407 or Robert G. Steenblik at (858) 523-3929. Thank you in advance for your assistance.

[Signature page to follow]

Very truly yours,

Excel Trust, Inc.

By:	/s/ Gary B. Sabin
Name:	Gary B. Sabin
Title:	Chairman and Chief Executive Officer

cc:	Craig M. Garner, Esq.
Jay L. Bernstein, Esq.
Andrew S. Epstein, Esq.

[SIGNATURE PAGE TO ACCELERATION REQUEST]